14047752

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
405

SEC FILE NUMBER
8- 65386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIT Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Landmark Square, Suite 620
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew J. Otocka, Managing Principal — (203)588-9660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Drew J. Otocka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIT Associates, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

CHRISTINE A. DORVIL
NOTARY PUBLIC
State of Connecticut
My Commission Expires
April 30, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

MIT ASSOCIATES, LLC

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2013 and 2012

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants / Business Consultants

Financial Statements

MIT ASSOCIATES, LLC

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2013 and 2012

MIT ASSOCIATES, LLC

Years Ended December 31, 2013 and 2012

CONTENTS

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Members
MIT Associates, LLC
Stamford, Connecticut

Report on the Financial Statements

We have audited the accompanying statements of financial condition of MIT Associates, LLC (the Company), as of December 31, 2013 and 2012, and the related statements of income (loss), changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Accompanying Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in page 11 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in page 11 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in page 11 is fairly stated in all material respects in relation to the financial statements as a whole.

February 21, 2014
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

MIT ASSOCIATES, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2013	December 31, 2012
Assets		
Current assets:		
Cash	**$ 88,173**	$114,739
Accounts receivable, net of allowance for doubtful accounts (2013, $0; 2012, $125,354) (Note 3)	**302,766**	235,890
Prepaid expenses	**1,892**	17,712
Total current assets	**392,831**	368,341
Accounts receivable, net of current portion (Note 3)	**26,833**	
Property and equipment (Note 2)	**4,381**	6,486
Total Assets	**$424,045**	$374,827
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued expenses	**$ 14,933**	$ 6,342
Members' equity	**409,112**	368,485
Total Liabilities and Members' Equity	**$424,045**	$ 374,827

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENTS OF INCOME (LOSS)

	Year Ended December 31, 2013	2012
Revenue (Note 3):		
Fee income	**$576,015**	$ 915,834
Expenses:		
Office payroll	**310,600**	885,600
Insurance	**92,142**	83,768
Third party service providers	**30,357**	30,445
Occupancy costs	**27,459**	27,830
Payroll taxes	**24,784**	39,497
Professional fees and consulting	**19,246**	27,196
Technology, data and communication	**14,700**	16,232
Travel and entertainment	**10,675**	5,877
Office expenses	**6,768**	7,173
Computer support services	**5,282**	4,723
Licenses and permits	**4,686**	4,705
Miscellaneous	**3,151**	2,954
Depreciation and amortization	**2,105**	2,105
Dues and subscriptions	**1,575**	3,173
Broker fees	**645**	611
Conferences, seminars and meetings	**544**	
Bad debt expense (recoveries)	**(19,329)**	125,354
	535,390	1,267,243
Income (loss) from operations	**40,625**	(351,409)
Other income:		
Interest and other income	**2**	248
Net income (loss)	**$ 40,627**	($ 351,161)

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Members' equity, January 1, 2012	$889,441
Net loss	(351,161)
Members' distributions	(169,795)
Members' equity, December 31, 2012	368,485
Net income	40,627
Members' equity, December 31, 2013	$409,112

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2013	**2012**
Cash flows from operating activities:		
Net income (loss)	**$ 40,627**	($351,161)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	**2,105**	2,105
Allowance for doubtful accounts	**(19,329)**	125,354
Changes in operating assets and liabilities:		
Accounts receivable	**(74,380)**	(72,984)
Prepaid expenses	**15,820**	88,017
Accounts payable and accrued expenses	**8,591**	547
Net cash used in operating activities	**(26,566)**	(208,122)
Cash flows from financing activities:		
Member distributions	**——**	(169,795)
Net change in cash	**(26,566)**	(377,917)
Cash, beginning	**114,739**	492,656
Cash, ending	**$ 88,173**	$114,739

See notes to financial statements.

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

1. Description of the Company and summary of significant accounting policies:

Description of Company:

MIT Associates, LLC ("the Company") was formed as a limited liability company and is registered as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The Company provides consulting, advisory, and private placement services to alternative asset investment managers.

The Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

In 2011, the Company entered into a marketing joint venture agreement with Hudson Partners Group, LLC and conducts its business under the "Hudson Partners Group, LLC" trade name.

Significant accounting policies:

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company has deposits from time to time, in financial institutions in excess of the insured deposit amount. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable, establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

1. **Description of the Company and summary of significant accounting policies** (continued):

Accounts receivable (continued):

At December 31, 2012, the Company established an allowance for doubtful accounts of $125,354. During 2013, the Company wrote-off $106,025 in accounts receivables against the reserve. At December 31, 2013 the Company determined that no allowance is necessary and as a result, the remaining allowance was reversed and recorded in bad debts expense (recoveries) in 2013.

During 2013, the Company earned fees and entered into an arrangement with a client which allows the client to pay a portion of their fees in 2015. As a result, these amounts are shown as long term accounts receivable.

Property and equipment:

Property and equipment are stated at cost. Depreciation is computed using the straight-line method and over the estimated useful lives of the assets for financial statement purposes and accelerated methods for tax purposes.

Revenue recognition:

Management fee, finder fee, and performance fee revenue is recognized in the period in which the fee is earned.

Employee benefit plan:

As of December 31, 2013, the Partners decided to terminate the Company's profit sharing plan. Subsequent to year-end, both active accounts were rolled over to their respective beneficiaries.

Income taxes:

The Company is a limited liability company that has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the members for federal and state tax purposes.

1. **Description of the Company and summary of significant accounting policies** (continued):

Income taxes (continued):

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. Generally, federal and state authorities may examine the Company's tax returns for three years from date of filing. Consequently, income tax returns for years prior to 2010 are no longer subject to examination by taxing authorities.

2. **Property and equipment:**

	December 31.	
	2013	**2012**
Office equipment	**$ 37,548**	$ 37,548
Furniture and fixtures	**76,858**	76,858
	114,406	114,406
Less accumulated depreciation	**(110,025)**	(107,920)
	$ 4,381	$ 6,486

3. **Concentrations:**

In 2013, 99% of revenues were earned from four clients while in 2012, 100% of revenues were earned from three clients. The Company had outstanding net accounts receivable from these clients of approximately $322,600 and $230,500 at December 31, 2013 and 2012, respectively.

4. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

5. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the

5. **Net capital requirements** (continued):

Company had net capital of $73,392, which exceeded the minimum requirement of $5,000 by $68,392. At December 31, 2012, the Company had net capital of $108,552, which exceeded the minimum requirement of $5,000 by $103,552. The Company's ratio of total aggregate indebtedness to net capital was .20 to 1 in 2013 and .06 to 1 in 2012.

6. **Reconciliation of members' equity and net income:**

A reconciliation of members' equity and net income previously reported to the Financial Industry Regulatory Authority (FINRA) to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Previously Reported
Total assets	$438,145	($14,100)	$424,045
Total liabilities	$ 14,933		$ 14,933
Total members' equity	$423,212	($14,100)	$409,112
Total revenue	$575,400	$ 617	$576,017
Total expenses	$520,673	$14,717	$535,390
Net income	$ 54,727	($14,100)	$ 40,627
Net capital	$ 73,392		$ 73,392

The adjustments above were made to increase total revenue and total expenses by $14,717 to accurately report income and expense for the first quarter 2013 period and a $14,100 decrease to fee income and accounts receivable for the fourth quarter 2013 period.

7. **Subsequent events:**

Management has evaluated subsequent events through February 21, 2014, the date which the financial statements were available for issue.

MIT ASSOCIATES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31,	
	2013	2012
Credits:		
Members' equity	**$409,112**	$368,485
Less non-allowable assets:		
Accounts receivable, net	**329,447**	235,735
Prepaid expenses	**1,892**	17,712
Property and equipment	**4,381**	6,486
	335,720	259,933
Net capital	**73,392**	108,552
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	**5,000**	5,000
Excess of net capital over minimum requirements	**$ 68,392**	$103,552
Aggregate indebtedness:		
Accounts payable and accrued expenses	**14,933**	6,342
Total aggregate indebtedness	**$ 14,933**	$ 6,342
Ratio of total aggregate indebtedness to net capital	**.20 to 1**	.06 to 1

Note: There are no differences between the above calculation of net capital pursuant to Rule 15c3-1 included in this report and the computation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2013, as amended.

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

Members
MIT Associates, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements of MIT Associates, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are

to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2014
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Members
MIT Associates, LLC
Stamford, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7), as amended, to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by MIT Associates, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MIT Associates, LLC's compliance with the applicable instructions of Form SIPC-7. MIT Associates, LLC's management is responsible for MIT Associates, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Obtained amended Form SIPC-7 dated February 21, 2014. After submission of the original SIPC-7 filing, management made adjustments to their general ledger which resulted in a decrease to total revenue on line 2a of Form SIPC-7. This change resulted in an overpayment of the general assessment of $35.

2. Compared the listed assessment payments in Form SIPC-7, as amended, with respective cash disbursement records entries (check # 5791 for $685 dated July 23, 2013 and check # 5888 for $790 dated February 10, 2014), noting no differences;

3. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7, as amended, for the year ended December 31, 2013, noting no differences;

4. Compared any adjustments reported in Form SIPC-7, as amended, with supporting schedules and working papers, noting no differences;

5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, as amended, and in the related schedules and working papers (Focus filings and general ledger) supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2014 Thorsby, Hillman, LaMonte & Stenzala, P.L.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065386 FINRA DEC
MIT ASSOCIATES LLC 8*8
1 LANDMARK SQ STE 620
STAMFORD CT 06901-2626

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christine Dorvil*203-588-9660

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 1,440

B. Less payment made with SIPC-6 filed (**exclude interest**) (685)

7/23/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 755

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 755

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 755

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MIT ASSOCIATES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 21ST day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9 Code 4030) $ 576,017

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).

______ -

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -

2d. SIPC Net Operating Revenues $ 576,017

2e. General Assessment @ .0025 $ 1,440

(to page 1, line 2.A.)